# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MediaAlpha, Inc., CIK 0001818383
CUSIP: 58450V104
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Date of event which requires filing of this statement: 04/29/2026
Amends the filing with accession number 0000950157-25-000649
Filed by CIK 0000776867
Persons authorized to receive notices and communications: Robert L. Seelig, Esq., 23 South Main Street, Suite 3B, Hanover, New Hampshire (NH), 03755, (603) 640-2200

## Reporting persons
- White Mountains Insurance Group, Ltd. (CIK 0000776867): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 900,000; shared voting power 16,956,614; sole dispositive power 900,000; shared dispositive power 16,956,614; aggregate amount beneficially owned 17,856,614 (33.03% of the class)
- WM HINSON (BERMUDA) LTD.: type of reporting person: corporation (CO); citizenship or place of organization: Bermuda (D0); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 16,956,614; sole dispositive power 0; shared dispositive power 16,956,614; aggregate amount beneficially owned 17,856,614 (33.03% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.01 per share
Name of issuer: MediaAlpha, Inc.
Address of issuer's principal executive offices: 700 South Flower Street, Suite 640, Los Angeles, California (CA), 90017
Comment:
This Amendment No. 6 (this "Amendment No. 6") to the Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on June 30, 2023 (as amended and supplemented from time to time, this "Schedule 13D") is being filed jointly by White Mountains Insurance Group, Ltd. ("White Mountains") and WM Hinson (Bermuda) Ltd. ("WM Hinson" and, together with White Mountains, the "Reporting Persons") with respect to the Class A Common Stock, par value $0.01 per share (the "Class A Shares"), of MediaAlpha, Inc., a Delaware corporation (the "Issuer") beneficially owned by the Reporting Persons.

The purpose of this Amendment No. 6 is to report a change in the percentage of the Class A Shares beneficially owned by the Reporting Persons solely due to the change in the number of outstanding Class A Shares as disclosed in the Issuer's Form 10-Q filed with the Commission on April 29, 2026.

Except as set forth below, all Items of this Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 6 and not otherwise defined shall have the respective meanings assigned to such terms in this Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and supplemented as follows:

On March 31, 2025, Jennifer Moyer, one of White Mountains's two designees on the Issuer's board of directors (the "Board") and the Chair of the Issuer's Nominating and Corporate Governance Committee, informed the Issuer of her decision to not stand for re-election to the Board (the "Moyer Notification"). On December 4, 2025, Christopher Delehanty, White Mountains's second designee on the Board, informed the Issuer of his decision to resign as a member of the Board (the "Delehanty Notification", and, together with the Moyer Notification, the "Notifications"). The Reporting Persons have no present intent to designate directors to fill the vacancies left by the Notifications.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a)-(b) is amended and restated as follows:

The information set forth on the cover pages of this Amendment No. 6, and the information set forth or incorporated by reference in Items 2, 3, 4 and 6 of this Schedule 13D are hereby incorporated by reference in this Item 5(a)-(b).

As of the date hereof, White Mountains directly holds 900,000 Class A Shares of the Issuer and is the indirect beneficial owner of 16,956,614 Class A Shares directly held by its wholly owned direct subsidiary, WM Hinson, as presented herein. None of the Reporting Persons beneficially owns any shares of Class B Common Stock, par value $0.01 per share ("Class B Shares"). The Class A Shares held by the Reporting Persons represent approximately 33.03% of the outstanding Class A Shares.

As of the date hereof, and based on the knowledge of the Reporting Persons, the beneficial ownership of Class A Shares of the persons listed in Annex A is as follows: Steven Yi holds 1,749,077 Class A Shares and 46,166 Class B Shares, which results in Mr. Yi beneficially owning 1,902,742 Class A Shares, representing approximately 3.52% of the outstanding Class A Shares; Robert L. Seelig holds 10,000 Class A Shares, which results in Mr. Seelig beneficially owning 10,000 Class A Shares, representing approximately 0.02% of the outstanding Class A Shares; and John G. Sinkus holds 750 Class A Shares, which results in Mr. Sinkus beneficially owning 750 Class A Shares, representing less than 0.01% of the outstanding Class A Shares.

The beneficial ownership calculations set forth herein assume the exchange of any Class B Shares beneficially owned, together with a corresponding number of Class B-1 Units, for an equal number of Class A Shares pursuant to the Exchange Agreement. The percentage calculations set forth herein are based on 54,062,155 Class A Shares issued and outstanding as of April 24, 2026, as reported in the Issuer's Form 10-Q filed with the Commission on April 29, 2026, and are calculated in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act.

In addition to the above, based solely on the information reported in the Schedule 13D filed by OBF Investments, LLC a Nevada limited liability company ("OBF"), and its Manager, Jason Heiling, on June 25, 2021, OBF holds 3,923,885 Class B Shares. OBF Investments is owned by trusts for the benefit of Mr. Yi and members of his family. Mr. Yi does not have any voting or dispositive control over the shares held by OBF. See the Schedule 13D filed by OBF and its Manager, Jason Heiling, on June 25, 2021, for additional information with respect to OBF.

By virtue of the relationships described under Item 2 of this Schedule 13D, White Mountains may be deemed, for purposes of Rule 13d-3 under the Exchange Act, to share the power to vote or dispose, or to direct the voting or disposition of the Class A Shares directly held by WM Hinson.

The filing of this Amendment No. 6 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares that such Reporting Person may be deemed to beneficially own. Without limiting the foregoing sentence, all of the Reporting Persons, other than with respect to Class A Shares directly held by such Reporting Person as described on each cover page to this Amendment No. 6, disclaim beneficial ownership of all Class A Shares reported in this Amendment No. 6. In addition, the filing of this Amendment No. 6 shall not be construed as an admission that any partner, member, director, officer or affiliate of any Reporting Person is the beneficial owner of any of the Class A Shares that such partner, member, director, officer or affiliate may be deemed to beneficially own.

In addition, because of the relationships among White Mountains and WM Hinson, on the one hand, and the other Stockholders' Agreement Parties, on the other hand, as a result of the Stockholders Agreement, the Reporting Persons may be deemed, pursuant to Rules 13d-3 and 13d-5 under the Act, to beneficially own the Class A Shares, Class B Shares or Class B-1 Units held in aggregate by the other Stockholders' Agreement Parties. Notwithstanding the foregoing, the filing of this Amendment No. 6 shall not be construed as an admission that any Reporting Person is the beneficial owner of any of the Class A Shares, Class B Shares or Class B-1 Units that such Reporting Person may be deemed to beneficially own. Further, each of the Reporting Persons disclaims membership in a group with each other Stockholders' Agreement Party.
Number of shares as to which each person has sole or shared power to vote or dispose: Same as (a) above.

## Signatures
- White Mountains Insurance Group, Ltd.: /s/ Robert L. Seelig, Robert L. Seelig - Executive Vice President and General Counsel (05/01/2026)
- WM HINSON (BERMUDA) LTD.: /s/ John G. Sinkus, John G. Sinkus - Vice President (05/01/2026)